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                                     FORM 3

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a)
                of the Public Utility Holding Company Act of 1935 or
                Section 30(f) of the Investment Company Act of 1940

1.       Name and Address of Reporting Person
         Okrzesik          Robert                    L
         (Last)            (First)                (Middle)

         NS Group, Inc.
         530 West Ninth Street
         (Street)

         Newport           KY                     41071
         (City)           (State)                 (Zip)

2.       Date of Event Requiring Statement (Month/Day/Year)
         6/4/2002

3.       IRS Identification Number of Reporting Person, if an Entity
         (Voluntary)

4.       Issuer Name and Ticker or Trading symbol
         NS Group, Inc.  (NSS)

5.       Relationship of Reporting Person to Issuer
         (Check all applicable)

                      Director
                  X Officer (give title) Vice President - Sales & Marketing 10% Owner
                      Other (specify)

6.       If Amendment, Date of Original (Month/Day/Year)


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7.       Individual or Joint/Group Filing (Check applicable line)

         X        Form filed by one Reporting Person
                  Form filed by more than one Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1.            Title of Security (Instr. 4)
                  See Note 1 under Explanation of Responses.

2.             Amount of Securities Beneficially Owned (Instr. 4)

3.             Ownership Form:  Direct (D) or Indirect (I)
                  (Instr. 5)

4.             Nature of Indirect Beneficial Ownership (Instr. 4)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security (Instr. 4)
         (a)  Stock Option  (right to buy)   See Note 2
         (b)  Stock Option  (right to buy)   See Note 2

2.       Date Exercisable and Expiration Date
         (Month/Day/Year)

         Date Exercisable                    Expiration Date
             (a)  See Note 2                     5/8/10
             (b)  See Note 2                     1/16/11
3.       Title and Amount of Underlying Derivative Security
         (Instr. 4)

         Title                        Amount or Number of Shares
         (a)  Common Stock                  19,800 Shares
         (b)  Common Stock                   4,000 Shares

4.       Conversion or Exercise Price of Derivative Security
         (Instr. 5)

         (a) $17.625
         (b) $  7.88


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5.       Ownership Form of Derivative Security:  Direct (D)
         or Indirect (I) (Instr. 5)

         (a) D
         (b) D


6.       Nature of Indirect Beneficial Ownership (Instr. 5)


/s/ Robert L. Okrzesik
Signature of Reporting Person               Date:  June 6, 2002

Explanation of Responses:

Note 1: As of the date of the event requiring filing of this Form 3 (June 4, 2002), Mr. Okrzesik did not beneficially own any non-derivative securities of NS Group, Inc.

Note 2: Acquired by Mr. Okrzesik pursuant to the NS Group, Inc. 1995 Stock Option and Stock Appreciation Rights Plan in a transaction exempt pursuant to Rule 16(b)(3). Option grant on May 8, 2000 was for 19,800 options, and a grant on January 16, 2001 was for 4,000 options. Exercisable in annual increments of 33 1/3%, beginning with the first anniversary of the date of grant.